Exhibit 4.3

Confidential

ABN 11 004 089 936

MEMORANDUM

TO:	Dawn Robertson

CC:	Ian Clubb

FROM:	John Fletcher

DATE:	9th September, 2003

Subject:	Remuneration – US/AUS Dollars

Dawn,

Further to our recent conversation where you have raised the issue of the strengthening $A and its impact on your net remuneration received, I would propose the following:-

•	The exchange rate on your Date of Commencement (DoC) (being 11 May 02) was .5428.

•	Effective 01-Aug-03 your salary will be US$700,000 /.5428 = A$1,289,609

•	Effective 01-Oct-03 your A$ salary will be increased by 5% (+$64,480) = A$1,354,090.

•	Effective the date of this letter, all reimbursements by CML of both your Life Insurance and Medical Insurance will cease.

•	Your current entitlement of 3 return US business class airfares to the US per annum remains in place for a period of 4 years from your date of commencement.

•	Your current entitlement of being reimbursed for tax advice and tax return preparation will remain in place for a period of 4 years from your date of commencement.

•	I will recommend to the Remuneration and Nomination Committee of the Board that you receive a discretionary payment at the ‘Threshold’ level for the Brand component of the FY03 Bonus Plan.

•	I confirm any future nominated contractual payments, outlined in your contract to be paid on a specific date, will be converted to, and paid in A$’s at the exchange rate at your date of commencement (i.e. 0.5428).

Given that the majority of your personal costs are $A, I concur that your request to change now to the local currency is both sensible and understandable.

In agreeing to your request, I should point out that there will not be the opportunity to revert back to the US$ remuneration base at some later date.

Dawn, I believe the above reflects the substance of our discussion. If you are in agreement, could you please sign and return the attached copy to GGM Human Resources.

Regards,

John Fletcher
Chief Executive Officer & MD

________________________
Dawn Robertson	Date

Confidential

ABN 11 004 089 936

MEMORANDUM

TO:	Dawn Robertson

CC:	Ian Clubb; John Fletcher

FROM:	Phil Turss

DATE:	18th November, 2003

Subject:	Remuneration – Translation to Total Fixed Compensation (TFC)

Dawn,

Ken Spiller may have mentioned to you that in addition to the conversion of your remuneration to $AUD, John Fletcher had agreed to a move to all senior executives being remunerated on a Total Fixed Compensation (TFC) basis.

All other senior executives in CML, including all of your reports, are now on TFC, so the timing is appropriate.

For yourself this will mean the following:

•	Your incentive potential will be higher as it will now be 80% of your TFC

•	Your annual car allowance of A$100,000 will be rolled into your salary to provide a TFC of $1,454,090.

•	The car costs now become a deduction from your TFC. The total annual cost of your two cars is $95,214 so you will receive a cash increase of $4,786 pa ($100,000 less $95,214) as a result of this change.

This change will occur from your December 15 pay and you shall receive a small back-pay of $800 gross in respect to October & November.

Please call me if you wish to discuss any issue associated with this translation.

Regards,

Phil Turss
GM, Remuneration & Benefits